UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 24, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: March 24, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 24, 2008.

Exhibit 1

An Important Marketing Achievement For Elbit Systems In France:

Elbit Systems to supply Skylark® I UAV to
France's Special Forces

Haifa, Israel, March 24, 2008 – Elbit Systems Ltd. (NASDAQ: ESLT) will supply Skylark® I UAV systems to France's Special Forces, as it won a tender involving 10 of the leading UAV manufacturers worldwide. This contract marks Elbit Systems' first UAV contract with France.

Haim Kellerman, General Manager of Elbit Systems UAV Division and Corporate Vice President said that there is a worldwide growing demand for UAVs for Special Forces, counter terrorism units and other forced focused on the security of borders and sensitive facilities. France's selection of the Skylark® attests to its ability to meet the sophisticated challenges of the modern battle field. Elbit Systems considers this agreement with France's Special Forces as a milestone in entering the French market and believes that it will be followed by further agreements with European NATO member countries."

The selection of the Skylark® mini-UAV system attests to Elbit Systems' leadership in the UAV global market, where the Company's UAV family performs a central role in the global war of terror and is being used by militaries and homeland security forces worldwide.

The Skylark®, advanced mini-UAV, is a unique man-pack configuration designed for day and night observation and data collection “beyond the hill” up to distances of 10 km. The mini-UAV system is equipped with an exceptionally quiet electric motor, totally autonomous flight and outstanding observation capabilities allowing for easy operation and orientation. The system can be launched by soldiers after a brief training period. The Skylark® system enhances ground forces’ tactical performance in various mission scenarios.

During the recent war in Lebanon the Skylark® mini-UAVs were used by IDF to fly many combat sorties proving their efficiency by supplying valuable intelligence data to the ground forces. Moreover, the systems are currently deployed by several countries as part of the coalition forces in Afghanistan and Iraq.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail: gspr@elbit.co.il
           daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax:+972-3-607–4711 E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.